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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                                      AND
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            ------------------------
                              HILLS STORES COMPANY
                           (NAME OF SUBJECT COMPANY)
                             HSC ACQUISITION CORP.
                          AMES DEPARTMENT STORES, INC.
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
              SERIES A CONVERTIBLE PREFERRED STOCK, $.10 PAR VALUE
                       (TITLES OF CLASSES OF SECURITIES)

                                   431692102
                                   431692201
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                              DAVID H. LISSY, ESQ.
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                          AMES DEPARTMENT STORES, INC.
                                2418 MAIN STREET
                       ROCKY HILL, CONNECTICUT 06067-2598
                           TELEPHONE: (860) 257-2578
                           FACSIMILE: (860) 257-5160
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    Copy to:

                          JEFFREY J. WEINBERG, ESQ.
                          WEIL, GOTSHAL & MANGES LLP
                               767 FIFTH AVENUE
                        NEW YORK, NEW YORK 10153-0119
                          TELEPHONE: (212) 310-8000
                          FACSIMILE: (212) 310-8007

                            ------------------------
                               NOVEMBER 12, 1998
            (Date of event which requires filing of this statement)
                            ------------------------

                          CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION*                            AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
     $16,913,778                                         $3,383
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 10,420,870 shares of Common Stock, par value $0.01 per share ("Common Stock"), and 848,931 shares of Series A Convertible Preferred Stock, par value $0.10 per share (the "Preferred Stock", and together with the Common Stock, the "Shares"), of Hills Stores Company at a price of $1.50 per Share in cash, without interest. The filing fee calculation is based on 10,420,870 shares of Common Stock and 848,931 shares of Preferred Stock outstanding as of November 12, 1998 and assumes the exercise, pursuant to Hills Stores Company's Series 1993 Stock Rights, of rights to purchase an aggregate of 6,051 shares of Common Stock at an exercise price of $0.01 per right. The filing fee calculation also assumes there will be no issuance prior to the consummation of the Offer (as defined herein) of any shares of Common Stock upon the exercise of outstanding options and warrants exercisable into shares of Common Stock since all such options and warrants have exercise prices in excess of $1.50 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:...................................   None
Form or Registration No.:.................................   N/A
Filing Party:.............................................   N/A
Date Filed:...............................................   N/A


                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF  PAGES)
================================================================================

CUSIP No. 431692102 (Common Stock)
           431692201 (Preferred Stock)     14D-1                     Page 2 of

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS:
           HSC Acquisition Corp.
           S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          (a)      / /
                                                          (b)      / /
--------------------------------------------------------------------------------
 3         SEC USE ONLY:
--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:
           AF
--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(e) or 2(f):
                                                                 / /
--------------------------------------------------------------------------------
 6.        CITIZENSHIP OR PLACE OF ORGANIZATION:
           State of Delaware
--------------------------------------------------------------------------------
 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           2,073,753*
--------------------------------------------------------------------------------
 8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES:
           N/A                                                   / /
--------------------------------------------------------------------------------
 9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           19.9%
--------------------------------------------------------------------------------
10.        TYPE OF REPORTING PERSON:
           CO
--------------------------------------------------------------------------------

------------------
* As of November 12, 1998, Hills Stores Company, a Delaware corporation (the "Company"), and Ames Department Stores, Inc., a Delaware corporation ("Parent"), and owner of all capital stock of HSC Acquisition Corp., a Delaware corporation ("Purchaser"), have entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which the Company granted to Parent an option (the "Stock Option") to purchase up to 2,073,753 shares of common stock, par value $.01 per share, of the Company or such other number of shares of common stock of the Company as equals 19.9% of the Company's issued and outstanding shares of its common stock at the time of the exercise of the Stock Option. The Stock Option Agreement is described more fully in Section 11 of the Offer to Purchase, dated November 18, 1998, attached to this Statement as Exhibit (a)(1).

CUSIP No. 431692102 (Common Stock)
          431692201 (Preferred Stock)      14D-1                 Page 3 of

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS:
           Ames Department Stores, Inc.
           S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                          (a)      / /
                                                          (b)      / /
--------------------------------------------------------------------------------
 3         SEC USE ONLY:
--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:
           BK
--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f):
                                                                  / /
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION:
           State of Delaware
--------------------------------------------------------------------------------
 7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           2,073,753*
--------------------------------------------------------------------------------
 8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES:
           N/A                                                   / /
--------------------------------------------------------------------------------
 9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           19.9%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON:
           CO
--------------------------------------------------------------------------------


------------------

*The footnote on page 2 is incorporated by reference herein.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") is filed by HSC Acquisition Corp., a Delaware corporation ("Purchaser"), and Ames Department Stores, Inc., a Delaware corporation ("Parent") and the owner of all capital stock of Purchaser, in connection with the offer by Purchaser to purchase (i) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), including the preferred stock purchase rights associated therewith issued pursuant to the Rights Agreement, dated as of August 16, 1994, between Hills Stores Company, a Delaware corporation (the "Company"), and Chemical Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Common Shares"), and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.10 per share (the "Preferred Stock"), including the associated Rights (the Preferred Stock, together with the Rights, the "Preferred Shares"; and, together with the Common Shares, the "Shares"), of the Company at a price of $1.50 per Share, net to the seller in cash, without interest, plus a Deferred Contingent Cash Right (as described in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, collectively constitute the "Offer").

     This Statement also constitutes a Statement on Schedule 13D with respect to the Stock Option Agreement pursuant to which the Company granted to Parent the Stock Option. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Hills Stores Company, a Delaware corporation. The address of the Company's principal executive offices is 15 Dan Road, Canton, Massachusetts 02021. The telephone number of the Company at such location is (781) 821-1000.

     (b) The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 (Price Range of the Shares; Dividends) of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the INTRODUCTION and Section 9 (Certain Information Concerning Parent and Purchaser) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser or Parent, or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, none of Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, none of Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transactions or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the INTRODUCTION, Section 9 (Certain Information Concerning Parent and Purchaser), Section 11 (Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement, The Stock Option Agreement and Certain Other Agreements) and Section 12 (Plans for the Company; Other Matters) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in INTRODUCTION and Section 10 (Sources and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the INTRODUCTION, Section 11 (Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement, The Stock Option Agreement and Certain Other Agreements) and
Section 12 (Plans for the Company; Other Matters) of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the INTRODUCTION and Section 7 (Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the INTRODUCTION, Section 9 (Certain Information Concerning Parent and Purchaser), Section 11 (Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement, The Stock Option Agreement and Certain Other Agreements) and Section 12 (Plans for the Company; Other Matters of the Offer to Purchase), and Schedule I to the Offer to Purchase, is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the INTRODUCTION, Section 10 (Sources and Amount of Funds), Section 11 (Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement, The Stock Option Agreement and Certain Other Agreements), Section 12 (Plans for the Company; Other Matters), Section 13 (Dividends and Distributions) and Section 16 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the INTRODUCTION and Section 16 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS TO CERTAIN BIDDERS.

     The information set forth in Section 9 (Certain Information Concerning Parent and Purchaser) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the INTRODUCTION, Section 14 (Conditions to the Stock Tender Offer and the Note Tender Offer) and Section 15 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 (Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations) and Section 15 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated November 18, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of Press Release, dated November 12, 1998, issued by Parent and the Company.

     (a)(8) Text of Press Release, dated November 18, 1998, issued by Parent.

     (a)(9) Form of Summary Advertisement, dated November 18, 1998.

     (b)(1) Commitment Letter from BankAmerica Business Credit, Inc., dated November 6, 1998.

     (c)(1) Agreement and Plan of Merger, dated as of November 12, 1998, by and among Parent, Purchaser and the Company.

     (c)(2) Stock Option Agreement, dated as of November 12, 1998, by and between Parent and the Company.

     (c)(3) Confidentiality Agreement, dated as of August 21, 1998, by and between Purchaser and the Company.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURES

     After due inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1998

                           AMES DEPARTMENT STORES, INC.

                           By: /s/ ROLANDO DE AGUIAR
                              -------------------------------------
                              Name: Rolando de Aguiar
                              Title:  Executive Vice President,
                                            Chief Financial Officer

                           HSC ACQUISITION CORP.

                           By: /s/ ROLANDO DE AGUIAR
                              -------------------------------------
                              Name: Rolando de Aguiar
                              Title:  Vice President

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                          PAGE
 NUMBER          DESCRIPTION                                                                                       NO.
---------        ----------------------------------------------------------------------------------------------   -----

  (a)(1)    --   Offer to Purchase, dated November 18, 1998....................................................

  (a)(2)    --   Letter of Transmittal.........................................................................

  (a)(3)    --   Notice of Guaranteed Delivery.................................................................

  (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............

  (a)(5)    --   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                   Nominees....................................................................................

  (a)(6)    --   Guidelines for Certification of Taxpayer Identification Number on Substitute
                   Form W-9....................................................................................

  (a)(7)    --   Text of Press Release, dated November 12, 1998, issued by Parent and the Company..............

  (a)(8)    --   Text of Press Release, dated November 18, 1998, issued by Parent..............................

  (a)(9)    --   Form of Summary Advertisement, dated November 18, 1998........................................

  (b)(1)    --   Commitment Letter from BankAmerica Business Credit, Inc., dated November 6, 1998..............

  (c)(1)    --   Agreement and Plan of Merger, dated as of November 12, 1998, by and among Parent, Purchaser and the Company.............................................................................

  (c)(2)    --   Stock Option Agreement, dated as of November 12, 1998, by and between
                   Parent and the Company......................................................................

  (c)(3)    --   Confidentiality Agreement, dated as of August 21, 1998, by and between
                   Parent and the Company......................................................................

  (d)       --   None..........................................................................................

  (e)       --   Not applicable................................................................................

  (f)       --   None..........................................................................................